December 6, 2006


By facsimile to (214) 880-0011 and U.S. Mail


Mr. James E. Hyman
Chairman and Chief Executive Officer
Cornell Companies, Inc.
1700 West Loop South, Suite 1500
Houston, TX 77027

Re:	Cornell Companies, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed November 22, 2006
Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and other Exchange Act reports incorporated by reference
	File No. 1-14472

Dear Mr. Hyman:

	We limited our review of the filings to those issues that we have addressed in our comments. Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Pre14A

General

1. We note that the merger is not subject to a financing condition.
Where financing is not assured, you should provide the information required by Item 14(c)(1) of Schedule 14A, including audited financial statements of the acquisition vehicle, Cornell Holding
Corp.  See Instruction 2 to Item 14 of Schedule 14A.

2. A summary term sheet beginning on the first or second page of the document is required by Item 1001 of Regulation M-A. See Item 14(b)(1) of Schedule 14A. If you intend for the summary section to serve as the term sheet, move it forward to begin on the first or second page of the document.

3. You repeat information in the summary section and the questions and answers about the special meeting and the merger or Q&A section.
The Q&A should not repeat information that appears in the summary and vice versa. For purposes of eliminating redundancies and grouping together like information, view the summary and Q&A as one section.
For example, discuss procedural questions such as voting and appraisal procedures specific to the merger in the Q&A, and place disclosure of the substantive aspects of the merger in the summary.

4. We note that provisions of the merger agreement filed as appendix
A contemplate the filing of a Schedule 13E-3. Tell us what consideration you have given to whether the parties in this transaction are affiliates, as contemplated by Rule 13e-3, such that a Schedule 13E-3 is required to be filed.

Questions and Answers about the Merger, page 1

5. Refer to the sixth Q&A on page 2. Delete the words "In general" in the third sentence because the words may imply that stockholders cannot rely on the disclosure. Please revise also the second full paragraph`s second sentence on page 32. Delete also the word "generally" under material federal income tax consequences to United
States holders on page 10 and the word "general" in the first paragraph`s first sentence under material federal income tax consequences to United States holders on page 32 for the same reason.


Summary, page 4

6. Include a brief description of the risks of engaging in the transaction. Include more detailed disclosure in the subsection on pages 23-24 discussing the board`s reasons for recommending the merger.

7. Include a brief description of the merger related litigation.
We
note the disclosure on page 38.

Voting by Proxy; Revocability of Proxy, page 12

8. Under a discrete caption or heading, explain briefly that stockholders are being asked to vote on an adjournment of the special meeting, including to solicit additional votes in favor of the merger transaction and that a separate box on the proxy card is being provided for this purpose. We note the disclosure in the last paragraph on page 13 that carries over to page 14.

Background of the Merger, page 16

9. Throughout this subsection, identify the members of senior management who participated in the various meetings leading up to the proposal to engage in this transaction.

10. In the fifth paragraph on page 16, identify the legal counsel whom the special committee engaged.

11. In the last paragraph on page 16 that carries over to page 17, identify Cornell`s regular outside counsel.

12. In the first full paragraph on page 17, identify members of the governance committee who met on December 2, 2005 and also Cornell`s general counsel. Explain how they determined that the composition of the special committee was proper, with reference to Mr. Thomas R. Hudson, Jr.`s and Mr. Zachary R. George`s employment by Pirate as well as the fact that Mr. George reports to Mr. Hudson at Pirate. Discuss whether the governance committee considered whether Mr. Hudson or Mr. George would have a conflict of interest in making an objective evaluation and recommendation of the transaction, given their relationship to one another and to Pirate.

13. In the third full paragraph on page 17, explain briefly what the rumored "Criminal Alien Requirement VI RFP" was and what impact the board thought that it might have on Cornell`s business and strategic alternatives.

14. In the fourth full paragraph on page 18, state the number of potential strategic buyers that signed a confidentiality agreement.

15. Disclosure about the August 2 meeting indicates that the special committee determined to recommend the transaction with Bidder X, notwithstanding that Bidder Z, a strategic buyer, proposed a range of
$16 to $20 that exceeded both Bidder X`s bid and the current offer by
Veritas. Disclose why the special committee did not follow up with
Bidder Z. We assume that it is because Bidder Z did not comply with the bidding guidelines. If that is the case, disclose what consideration, if any, was given to extending the due diligence period for the strategic buyers.

16. In the fourth paragraph on page 20, identify counsel retained for this transaction.

Reasons for the Merger; Recommendation of the Special Committee and
Cornell`s Board of Directors, page 21

17. Elaborate on each of the bullet points on pages 21-23 as necessary for investors to understand how consideration of the listed factors impacted the special committee`s determination. For example, you state in the second and third bullet points on page 21 that the special committee believed that the merger was more favorable to Cornell`s stockholders than the alternatives of pursuing other strategic initiatives and the alternative of remaining a stand-alone, independent company. How did each of the listed alternatives inform the special committee`s determination? Review and revise, as necessary, the factors listed in the bullet points on pages 35-36 with this comment in mind.

18. If settlement of the merger related litigation is a condition to
Cornell`s obligation to complete the merger, discuss what consideration, if any, the special committee and the board gave to the risk that the litigation would not be settled in a timely manner, thus delaying or preventing the transaction from closing.

19. We note that at July 31 both of the financial bidders, who were given more time to conduct due diligence and formulate their approach to the transaction, were able to comply with the requirements to provide a single price and provide merger agreement comments. Neither of the strategic buyers, who were given less time to conduct due diligence, complied with these requirements. Discuss under "Recommendation of the Special Committee and Cornell`s Board of Directors" what consideration the committee and board gave to the possibility that a higher price might have been negotiated with Bidder Z, who offered a $16 to $20 range, but for its failure to comply with the bidding guidelines. We note the shorter period of time Cornell afforded to the strategic buyers to conduct their due diligence.

20. Disclosure in the first full paragraph on page 24 states that Cornell`s board of directors considered a variety of business, financial, and market factors in reaching its determination. Elaborate as necessary for investors to understand how the various business, financial, and market factors impacted the board`s determinations. For example, the fourth bullet point on page 21 includes a laundry list of items such as Cornell`s business and financial condition, free cash flow attributes debt capital structure, competitive position, business strategy, strategic options and prospects. Expand the disclosure to include a meaningful discussion and analysis of how those items impacted the board`s determinations.

21. Disclosure in the first full paragraph on page 24 states that Cornell`s board of directors considered each of the factors considered by the special committee. Absent additional disclosure, it is unclear how the board considered each of the factors. Elaborate as necessary for investors to understand how the board`s consideration of the listed factors impacted its determinations. For example, how did the alternatives referenced in the second and third bullet points on page 21 inform the board`s determination?

Opinion of Cornell`s Financial Advisor, page 24

22. Expand the disclosure to state that Rothschild consents to the use of its opinion and the related disclosure in this proxy statement. Similarly, revise the opinion attached as appendix C to remove the provision that "This opinion may not be disclosed publicly in any manner without our prior written approval and must be treated as confidential," and include instead a clear statement that Rothschild consents to the use of its opinion and the related disclosure in the proxy statement.

23. Disclose compensation paid or to be paid to Rothschild and any of its affiliates for any other services to Cornell or any affiliates in the most recent two years. Alternatively, confirm to us that there was none. See Item 14 of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

24. Provide us two copies of any outlines, summaries, reports, or board books prepared and furnished by Rothschild to Cornell`s board of directors.


Selected Public Companies Analysis, page 28

25. The adult public companies table on page 28 includes a (4) without an accompanying footnote. Similarly, the adult public companies table on page 29 includes (5) and (1) without accompanying footnotes. Please revise.

MCF Consideration, page 31

26. Explain the meaning of the abbreviation "MCF."

27. Include appropriate quantitative data in support of the statement that Rothschild noted the implied transaction multiples that Veritas is paying for Cornell are higher if MCF is theoretically treated on an off-balance sheet basis as opposed to the current consolidated GAAP accounting treatment.

Leveraged Buy-Out Analysis, page 31

28. Include appropriate quantitative data from the LBO analysis in support of the statement that the per share merger consideration of
$18.25 was above the midpoint of the implied share prices that resulted from the LBO analysis.

Equity Compensation Awards, page 33

29. We note that you aggregate information relating to the interests of the directors as a group. Please revise to present information relating to the interests of each of the directors and executive officers individually throughout the proxy statement.

Arrangements with Mr. Nieser, page 34

30. Disclosure states that assuming the merger is completed on January 31, 2006 and Mr. John R. Nieser is terminated immediately, he would be entitled to receive $551,834 under the terms of his employment/separation agreement. Disclose also what Mr. Nieser would be entitled to receive if he is terminated under the scenario outlined in the third bullet point.

Appraisal Rights, page 35

31. Revise the second sentence to clarify that the discussion includes the material provisions of the law pertaining to appraisal rights under the Delaware General Corporation Law.

Merger Related Litigation, page 38

32. As appropriate, continue to update the disclosure of any merger related litigation.

Representations and Warranties, page 41

33. Notwithstanding the disclaimers relating to the representations and warranties in the second paragraph, Cornell is responsible for considering whether additional specific disclosures in the proxy statement are required to put into context information about the representations and warranties so that the information in the proxy statement is not misleading. We note particularly the disclosures relating to exceptions and qualifications in the fourth full paragraph on page 41 and in the second paragraph on page 42. Please confirm your understanding.

Merger Financing; Source of Funds, page 43

34. Disclose the amount of funds necessary to complete the transaction that will come from new credit facilities and the amount that will come from equity contributions. Identify the lender for the new credit facilities. For the equity contributions, disclose the amount that will come from Veritas and the amount that will come from "co-investors," and disclose who the co-investors are.

Conditions to the Merger, page 49

35. In the second to last bullet point, you state that is a condition to Cornell Holding`s obligation to complete the merger that you will have entered into a stipulation of settlement for "a certain litigation matter." Elaborate on what this litigation matter is. If you are referring to the merger related litigation described on page
38, you may include a cross reference to that discussion and amend the discussion to clarify that a stipulation of settlement in that case is a condition to closing.

Where You Can Obtain Additional Information, page 57

36. Include the Commission`s filing number for filings made by Cornell under the Exchange Act.

Form of Proxy

37. Revise the form of proxy to identify it clearly as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

8-K dated and filed October 10, 2006

Exhibit 2.1

38. File a list to identify briefly the contents of all omitted schedules or similar supplements to the agreement and plan of merger.
See Item 601(b)(2) of Regulation S-K.

Closing

	File a revised Pre14A and an amendment to the October 10,
2006
8-K in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filing a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filings, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Cornell and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Cornell acknowledging that:

* Cornell is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Cornell may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Cornell provides us in our review of the filings or in response to our comments on the filings.


You may direct questions on comments and other disclosure issues to
Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Curtis G. Carlson, Esq.
	Hunton & Williams LLP
	Energy Plaza, 30th Floor
	1601 Bryan Street
	Dallas, TX 75201-3402



Mr. James E. Hyman
December 6, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE